EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 20, 2008 (except for the effects on the consolidated financial statements as a result of the retrospective application of FSP APB 14-1 described in Note 2, as to which the date is March 23, 2010) in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-170043) to be filed on or about November 24, 2010 and the related Prospectus of Jazz Technologies, Inc. for the offer to exchange up to $93,556,000 of 8% Senior Notes due 2015 which have been registered under the Securities Act of 1933.

/s/ Ernst & Young LLP
Orange County, California
November 24, 2010